SPP CPM

03 DEC -8 AM 7:21

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6617
Facsimile: 61 7 3237 6717
Email: hgunn@sppcpm.com

Chairman Mr Campbell Anderson

82-353

28 November, 2003

03045113

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- Fax to ASX *Request for Trading Halt* – 21 November 2003
- Company Announcement *Shale Trading Halt* – 21 November 2003
- Fax to ASX *Request for Securities to be Suspended from Trading* – 25 November 2003
- Company Announcement *Share Trading Suspension* – 25 November 2003

Also attached are the following ASX Market Releases:

- *Trading Halt* – 21 November 2003
- *Suspension from Official Quotation* – 25 November 2003

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

Yours faithfully
**SOUTHERN PACIFIC PETROLEUM NL**

H Gunn

dw 12/17

**Heather Gunn**
Executive Assistant

Encls

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

Phone: 61 7 3237 6606
Fax: 61 7 3237 6706
Email: vkuss@sppcpm.com

PO Box 7101 Riverside Centre Brisbane Qld 4001

# FACSIMILE

| | | | |
|---|---|---|---|
| **To:** | Dianna Higgins<br>Australian Stock Exchange | **Fax No:** | 3832-4114 |
| **From:** | Vic Kuss | | |
| **Date:** | 21 November, 2003 | **No. of Pages** (including this header) | 1 |
| **Subject:** | **Request for Trading Halt** | | |

If there are any problems with this transmission please call the above number

Dianna

Further to our phone discussion, we request a trading halt pending the outcome of fundraising activities the Company is currently undertaking.

Regards

**Vic Kuss**
Executive Director

SPP CPM

Southern Pacific Petroleum N.L.
ABN 38 008 460 366

Chairman Mr Campbell Anderson

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone : 61 7 3237 6600
Facsimile : 61 7 3237 6700
Email : info@sppcpm.com
Website : www.sppcpm.com

**21 November 2003**

**Company Announcement**

## SHARE TRADING HALT

Southern Pacific Petroleum NL (SPP) advises that it has requested a share trading halt, effective immediately.

The Company is currently seeking to raise up to A$10 million in new funds to boost working capital and to fund additional capital improvements on the Stuart Stage 1 Demonstration Plant.

As announced in the September Quarterly Report, the Company had A$18.3 million of available funds under management at the end of September. These reserves had declined to A$14.5 million at the end of October.

On a proforma basis, available funds at 31 October are effectively increased to $20.7 million with the inclusion of product sales receivables and projected proceeds from the sale of month-end oil product inventories, but before allowing for outstanding shutdown related creditors of approximately A$6 million to be paid in the fourth quarter.

JD McFarland

**James D McFarland**
Managing Director

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

Phone:61 7 3237 6606
Fax: 61 7 3237 6706
Email: vkuss@sppcpm.com

PO Box 7101 Riverside Centre Brisbane Qld 4001

# FACSIMILE

| | | | |
|---|---|---|---|
| **To:** | Dianna Higgins<br>Australian Stock Exchange | **Fax No:** | 3832 4114 |
| **From:** | Vic Kuss | | |
| **Date:** | 25 November, 2003 | **No. of Pages** (including this header) | 1 |
| **Subject:** | **Request for Securities to be Suspended from Trading** | | |

If there are any problems with this transmission please call the above number

Dianna

Further to my fax of 21 November and the trading halt until Tuesday, 25 November, 2003, we advise that discussions for fundraising are continuing.

Accordingly, we request that the securities be suspended from trading.

Regards

**Vic Kuss**
Executive Director

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Chairman Mr Campbell Anderson

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone : 61 7 3237 6600
Facsimile : 61 7 3237 6700
Email : info@sppcpm.com
Website : www.sppcpm.com

**25 November 2003**

## Company Announcement

# SHARE TRADING SUSPENSION

Southern Pacific Petroleum NL (SPP) advises that it has requested that share trading be suspended.

The Company is continuing to pursue a number of near term fundraising options as announced on 21 November 2003. The timing of these options is uncertain.

A further announcement will be made as soon as possible.

**James D McFarland**
Managing Director

ASX
AUSTRALIAN STOCK EXCHANGE

# MARKET RELEASE

21 November 2003

## SOUTHERN PACIFIC PETROLEUM NL

## TRADING HALT

The securities of SOUTHERN PACIFIC PETROLEUM NL (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Tuesday, 25 November 2003 or when the announcement is released to the market.

Security Codes: SPP
SPPCA
SPPO

DIANNA HIGGINS
Manager Companies

ASX
AUSTRALIAN STOCK EXCHANGE

# MARKET RELEASE

25 November 2003

**Southern Pacific Petroleum NL**

## SUSPENSION FROM OFFICIAL QUOTATION

The securities of Southern Pacific Petroleum NL (the "Company") will be suspended from quotation prior to the commencement of trading today, at the request of the Company, pending the release of an announcement.

Security Code: SPP
SPPCA
SPPO

Melissa Grundy
Senior Companies Advisor